

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 23, 2025

Ryan Snow
Chief Financial Officer
i-80 Gold Corp.
5190 Neil Road, Suite 460
Reno, Nevada 89502

> **Re: i-80 Gold Corp.**
> **Registration Statement on Form S-3**
> **Filed April 14, 2025**
> **File No. 333-286531**

Dear Ryan Snow:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Irene Barberena-Meissner, Attorney-Adviser, at 202-551-6548 with any questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation

cc: Kimberley Anderson, Esq.